UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

November 21, 2005

Commission File Number 000-29938

PACIFIC INTERNET LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Press release dated November 21, 2005
  Management's discussion and analysis for the quarter ended September 30, 2005
  The Company's unaudited financial statements for the quarter ended September 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/ Chew Hai Chwee

Name :	Chew Hai Chwee
Title :	Executive Director
Date :	November 21, 2005

Media Release

The financial statement amounts in this report are in conformity with US GAAP.

For convenience, the company's functional currency, the Singapore dollar, has been translated into US dollar amounts at the exchange rate of S$1.6899 to US$1.00. [Conversion rate as at September 30, 2005 from the Federal Reserve Bank of New York]

Pacific Internet Reports Profitable Third Quarter 2005 on Corporate Business Growth

Financial Highlights for Third Quarter 2005

  Net income of US$1.2 million was lower year-on-year on revenue of US$24.5 million
  Corporate business revenue was higher by 10.6% year-on-year at US$16.3 million; contributed 67.0% of total revenue
  Corporate Broadband revenue grew 15.4% year-on-year; 70.1% of total Broadband revenue
  Corporate Value Added Services (VAS) revenue grew 24.1% year-on-year; 91.0% of VAS revenue
  Cash and cash equivalents grew to US$38.0 million

SINGAPORE, November 21, 2005 - Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific's largest telco-independent Internet Communications Service Provider by geographic reach, today announced its financial results for the third quarter that ended September 30, 2005. The Group posted a lower net income of US$1.2 million in the third quarter compared to the same quarter in 2004, but continues to grow the corporate business segment with a 10.6% year-on-year growth in the third quarter.

Third Quarter 2005 Financial Results

Table 1: Summary of Quarterly Financial Results
Group (in US$ '000)	3Q 2005	3Q 2004	2Q 2005
Revenues	24,545	24,928	25,108
Total Operating Costs and Expenses	23,227	22,888	23,393
Operating Income	1,318	2,040	1,715
Net Income	1,246	1,561	1,568

Table 2: Summary of Year-to-Date Financial Results
Group (in US$ '000)	Nine months ended Sep 30
	2005	2004
Revenues	73,933	75,261
Total Operating Costs and Expenses	69,524	70,451
Operating Income	4,409	4,810
Net Income	3,867	3,937

Table 3: Subscriber Statistics
Market	Corporate Broadband	Leased Lines	Corporate Dial Up	Corporate Value Added Services	Corporate Business Total	Consumer Total (Broadband & Dial Up)	Grand Total
Singapore	6,910	550	6,710	690	14,860	127,580	142,440
Australia	10,580	190	320	11,960	23,050	37,920	60,970
Hong Kong	12,610	200	50,440	2,360	65,610	20,510	86,120
Philippines	190	190	320	30	730	92,480	93,210
Malaysia	-	50	10	30	90	-	90
Thailand	450	480	210	130	1,270	10,360	11,630
India	-	110	90	110	310	780	1,090
Total (as at Sep 2005)	30,740	1,770	58,100	15,310	105,920	289,630	395,550
Total (as at Sep 2004)	23,770	1,530	59,470	13,150	97,920	367,110	465,030
Note:
*	All numbers rounded to the nearest 10
*	Total subscriber reduction was due mainly to consumer subscriber decline. Corporate subscriber base continues to grow in line with the Group's focus in the corporate business segment

Revenues

Revenue in the third quarter decreased 1.5% to US$24.5 million year-on-year as a result of the Group's declining dial-up business, particularly in the consumer segment, and continuing downward price pressures. This decline was mostly offset by growth in the corporate business, which achieved US$16.3 million in revenue, a 10.6% growth compared to the same quarter a year ago.

Overall broadband revenue grew 4.2% year-on-year to US$12.6 million. The increase was driven by stronger take-up of its broadband service in the corporate business segment, which grew 15.4% compared to the same quarter last year. Corporate broadband contributed 70.1% of total broadband revenue in the third quarter.

Despite a competitive market pricing for leased lines, third quarter revenue for this product line grew 5.3% to US$3.2 million year-on-year.

Value Added Services (VAS) revenue posted a 14.7% growth year-on-year to US$3.2 million, driven primarily by a 24.1% year-on-year growth in corporate VAS. About 91.0% of the VAS revenue was derived from the corporate business segment.

Operating Costs and Expenses

Gross profit margin decreased to 53.4% as competitive pricing pressures lowered average revenue per user (ARPU). Cost of sales was higher by 3.8% compared to a year ago as a result of a market shift to higher-speed Internet access services that require higher bandwidth, and a change in product mix from higher-yield dial-up to broadband.

Staff cost for the quarter was marginally higher by 2.9% when compared to the same quarter last year. Sales and marketing expenses, which comprised largely of advertising and promotion expenses, decreased 42.6% over the same quarter last year. This decrease can be largely attributed to the Group's shift to the less marketing intensive corporate business segment. Other general-and-administrative expenses increased by 8.0% year-on-year, primarily due to increase in rental cost, as well as legal and business development expenses in Hong Kong as part of the Group's ongoing efforts to explore new opportunities across the region.

Net Income

Third quarter net income was US$1.2 million (or 9 cents per diluted share) compared to US$1.6 million (or 12 cents per diluted share) in the same quarter last year.

The decline in net income in the third quarter was mainly due to the decrease in ARPU resulted from competitive price pressures and an increase in cost of sales as customers shift to higher-cost products such as broadband from dial-up services.

Liquidity and Capital Resources

As of September 30, 2005, the Group held cash and cash equivalents of US$38.0 million. The Group generated a cash surplus of US$3.6 million for the first nine months of 2005.

Operating activities for the first nine months of 2005 generated cash of US$7.5 million. Of this amount, US$4.0 million was used in investing activities, primarily the acquisition of a fixed asset. Cash provided by financing activities amounted to US$69,000, primarily from the issuance of ordinary shares through employees' exercises of stock options pursuant to the Group's employee stock option plans.

Comments

Mr. Bien Kiat Tan, Chairman of Pacific Internet Limited, said, "Our third quarter results are consistent with trends we have been experiencing over the past year. While we recognize that certain challenges lay ahead, we believe that the Company has the depth to meet these challenges head on while continuing its business growth."

"With virtually no debt, a strong free cash flow and continuing corporate business growth in a growing Asia Pacific market, we are now focused on investing in the Company's future. We will be looking specifically at strategic acquisitions such as the recently concluded T3 deal in Australia, key partnerships with VoIP service providers and major investments in areas such as wireless in Singapore, to steer us onto a stronger growth path. As we strengthen our foundation, the Company will emerge as a stronger and a more successful organization," added Mr. Tan.

Opportunities

  Accelerating the non-access VAS and corporate business services, which continue to contribute strongly to Group revenues. In particular, the growing corporate business base presents fresh opportunities for the Group's growing VAS.
  Extending the Group's existing capabilities in new business areas such as voice through partnerships and acquisitions. Pacific Internet recently acquired T3 Communications, a voice-focused provider in Australia, which provides the Group with the expertise to strengthen its voice business and add value to its SMB business in Australia. The Group also inked a deal with a global VoIP service provider in Singapore to offer attractively priced Internet voice services to landline and mobile phones across the world.
  Continuing the wireless infrastructure build out in Singapore, a key market for the Group. This will dilute its dependence on the telcos, reduce the associated cost of sales and leverage new technologies to tap increasing opportunities to grow profits.

Conference Call and WebCast

The Management will host a conference call to discuss the results:
US Eastern Time:	November 21, 2005 @ 9.30 a.m.
Singapore Time:	November 21, 2005 @ 10.30 p.m.
Dial in number:	Within US: 800-289-0493 (toll-free) International: +1-913-981-5510

The call will also be webcast "live" at the following website: www.pacnet.com/investor/.

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at www.pacnet.com/investor/.

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. More information at pacnet.com.

Investor & Media Contact:
Mervin Wang (65) 9798 6077 investor@pacific.net.sg	Thomas Rozycki Cubitt Jacobs & Prosek Communications (212) 279 3115 ext 208 tom@cjpcom.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995," some of these may be identified by the use of words such as "seek," "expect," "anticipate," "estimate," "believe," "intend," "project," "plan," "strategy," "forecast" and similar expressions or future or conditional verbs such as "will," "would," "should," "could," "may" and "might." The Group has made forward-looking statements with respect to the following, among others:

  Projected capital expenditures, expansion plans and liquidity;
  Development and growth of additional revenue sources;
  Development and maintenance of profitable pricing programs; and
  Outcome of potential litigation.
These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management's Discussion and Analysis for
the Quarter Ended September 30, 2005

Basis of Presentation

The accompanying unaudited consolidated financial information has been determined in accordance with generally accepted accounting principles ("GAAP") in the United States of America. Operating results for the quarter ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. The Management's Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries are collectively referred to as the "Group" or "PacNet".

Overview

PacNet is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. It provides integrated data, voice and video services to businesses and individuals across seven countries Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced Internet Service Providers in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 396,000 subscribers.

PacNet's primary service offerings include basic Internet access services through dial-up, broadband, leased lines and value-added services like VPN (virtual private network), managed security, hosting, international roaming, voice and collaboration services, email outsourcing and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence ("POP") in seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

PacNet's goal is to continue building on its strong position in the Asia-Pacific Internet access market and leverage on its regional presence by:

  providing reliable and responsive customer experience;
  focusing on high growth areas like broadband, including gaining access to a variety of broadband infrastructures like DSL and cable broadband;
  exploiting our regional network coverage to provide one-stop service to regional corporate customers; and
  leveraging the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group's profitability.

Discussion of Results of Operations

The Group ended the third quarter of 2005 with net revenue of S$41.5 million (US$24.5 million). Year-on-year, the decrease was 1.5% or S$0.6 million (US$0.4 million). Quarter-on-quarter, net revenues decreased 2.2% or S$1.0 million (US$0.6 million).

The Group's net profit decreased 20.3% when compared to the same quarter last year. Quarter-on-quarter, the Group's net profit decreased by 20.5%.

The following is a detailed discussion of this quarter's operating results.

Revenues

In this quarter, corporate business broadband continues to show the greatest revenue growth. This is the trend observed in Hong Kong and Australia with strong growth in corporate subscriber base. This is a result of the strong value proposition to businesses of higher speed broadband services at affordable prices. On the other hand, dial-up revenues have declined as a result of a continuing strategic shift from volume-based consumer business to higher margin corporate business.

Net revenue for the quarter decreased by 1.5% compared to the same quarter last year. This is a result of a decline in consumer business, as the increase in corporate business has not yet outpaced this decline. Quarter-on-quarter, the net revenue decreased by 2.2% mainly due to decrease in consumer revenue.

Dial-up Access

Dial-up access revenue for this quarter decreased S$2.2 million (US$1.3 million) or 23.9% when compared to the corresponding period in 2004. The Group ended the quarter with 308,100 dial-up subscribers, a 19.9% decline when compared to the same quarter last year.

Compared to last quarter, dial-up revenues decreased S$0.6 million (US$0.4 million) or 8.1% and subscriber base for consolidated companies registered a decrease of 4.4%.

The following table summarizes the dial up customers by geography :

   * All numbers are rounded to the nearest 10.
** Results of India and Thailand operations are equity accounted for.

Broadband Access

Currently, PacNet provides high-speed and high-capacity broadband access services using the Digital Subscriber Line ("DSL") technology in five countries Singapore, Hong Kong, Australia, the Philippines and Thailand.

Broadband revenue was S$21.2 million (US$12.6 million) this quarter, a 4.0% increase over the same quarter last year. As of September 30, 2005, the Group had 70,350 broadband subscribers, a 7.2% increase over the same quarter last year. Compared to last quarter, revenue rose S$94,000 (US$57,000) or 0.5%, attributed to the increase in corporate broadband revenues. The subscriber base for consolidated companies increased 1.2%.

The following table summarizes the broadband customers by geography :

   * All numbers are rounded to the nearest 10.
** Results of Thailand operations are equity accounted for.

In this quarter, broadband contributed 51.1% of the Group's revenue, a significant increase from 48.4% a year ago. With the increasing demand for corporate broadband Internet services due to the high-speed bandwidth and its price competitiveness as compared to other traditional offerings such as leased lines, and together with the increasing popularity of high-speed bandwidth multimedia applications and on-line entertainment in the consumer market, the Group expects demand for broadband services to continue on its upward trend.

Leased Line Access

Leased line services are provided to corporate customers and include a wide array of Internet options that are tailored to the customers' requirements. In this quarter, leased line revenue increased 4.8% when compared to the corresponding quarter last year and quarter-on-quarter, leased line revenue increased 1.0%. The increase is mainly due to the increase in subscriber base.

The following table summarizes the leased line customers by geography :

   * All numbers are rounded to the nearest 10.
** Results of India and Thailand operations are equity accounted for.

Value-Added Services ("VAS")

The Group currently provides a variety of VAS to cater to the increasing needs of today's Internet-savvy customers. VAS includes global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services etc. Year-on-year, VAS revenue grew S$0.7 million (US$0.4 million) or 14.3%. Quarter-on-quarter, VAS revenue increased S$0.1 million (US$67,000) or 2.1%. The Year-on-year increase was mainly from data services revenues from the Group.

Commission revenue and other revenues

Commission revenue relates to travel commission generated by the Group's travel arm - Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this quarter, Safe2Travel earned total commission revenue of S$1.7 million (US$1.0 million), representing 4.8% of its gross ticket sales of S$35.1 million (US$20.8 million).

Although the commission revenue is recorded net, Safe2Travel's accounts receivable and payable are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group's balance sheet relative to its revenues and cost of sales. As of September 30, 2005, Safe2Travel's accounts receivable and accounts payable were S$13.6 million (US$8.0 million) and S$5.6 million (US$3.3 million), respectively.

Year-on-year, commission revenue increased 11.9%. The increase is mainly due to increase in gross ticket sales of SGD3.6 million compared to same quarter last year. Quarter-on-quarter, it showed a slight reduction of 4.6%, this was due to a seasonal trend of decrease in travel demand by corporate customers normally in third quarter of every year.

Year-on-year other revenues decreased by 36.6% or S$0.3 million (US$0.2 million) and quarter-on-quarter, it decreased by 46.4% or S$0.5 million (US$0.3 million), this was mainly due to a major one time charge of network infrastructure upgrade for a customer in previous quarter.

Operating Costs and Expenses

Cost of Sales

The Group's cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased lines and monthly charges for the use of telephone lines to the Group's modem pool. Year-on-year, cost of sales increased 3.8% and gross margin decreased from 55.8% to 53.4% this quarter. Quarter-on-quarter, gross margin decreased from 54.2% to 53.4%. This was mainly due to change in sales mix as a result of the Group's more Internet savvy dial-up customers continue to migrate to higher-speed access i.e. broadband which gives a lower margin.

Staff Costs

Staff costs for the quarter was S$12.5 million (US$7.4 million), representing a slight increase of S$0.4 million (US$0.2 million) or 2.9% when compared to the same quarter last year. Quarter-on-quarter, it increased by 3.4%.

Staff costs before stock-based compensation costs for the quarter was S$12.5 million (US$7.4 million). Year-on-year, it decreased by 1.1% and quarter-on-quarter it increased marginally by 2.8%.

The stock-based compensation cost recognised by the Group for the quarter was a charge of S$59,000 (US$35,000). The corresponding cost was a reversal of S$16,000 (US$9,000) for the last quarter and a reversal of S$0.4 million (US$0.3 million) for the same quarter last year.

The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock-based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Stock options granted under the 4th tranche of 1999 Share Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31 ("EITF 00-23 Issue 31"). As of September 30, 2005, there are 6,425 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. A total compensation cost for the 4th tranche stock options in this quarter was a charge of S$3,000 (US$2,000) compared to a reversal of S$0.4 million (US$0.2 million) in the same quarter last year and a reversal of S$26,000 (US$15,000) for the last quarter.

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 30.0%, 28.6% and 29.9% for this quarter, last quarter and same quarter last year respectively. Revenue per employee per quarter remained constant at S$43,000 (US$25,000) as per last quarter.

Sales and Marketing Expenses

Sales and marketing expenses, which comprised largely of advertising and promotion expenses, decreased 42.6% over the same quarter last year. Quarter-on-quarter, sales and marketing expenses decreased 41.5%. This is in alignment with the focus on the corporate business segment, which requires relatively lower advertising and promotional expenses. As a percentage of total revenue, the sales and marketing expenses is 2.0%, 3.3% and 3.4% this quarter, last quarter and corresponding quarter last year respectively.

Other General and Administrative Expenses

Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees. Year-on-year, these expenses increased by 8%. Quarter-on-quarter, it increased 1.7%. The year-on-year increase was mainly due to increase in rental and legal expenses as a result of business expansion in Hong Kong.

Depreciation and Amortization

Depreciation and amortization was S$2.0 million (US$1.2 million), a year-on-year decline of 10.3%. The reduction is mainly due to lower depreciation charges as there is more fully depreciated assets. Quarter-on-quarter depreciation and amortization maintained almost constant at S$2.0 million (US$1.2 million).

Allowance for Doubtful Accounts Receivables

Allowance for doubtful accounts receivable increased by S$26,000 (US$15,000) or 6.9% for this quarter, when compared to the corresponding period in 2004, the increase was mainly due to specific provision made amounting to S$32,000 (US$19,000) in the current quarter due to dispute in charges.

Quarter-on-quarter, allowance for doubtful accounts receivables decreased by S$75,000 (US$45,000) or 15.8%, was a result of more effective credit management.

Other income / (expenses)

Other income / (expenses) comprised largely of equity in gain / (losses) of unconsolidated affiliates, net gain in foreign exchange revaluation and interest income earned.

Year-on-year, other income increased by S$518,000 (US$308,000). The increase is mainly due to exchange differences arising from funding of operations in Hong Kong and Thailand using Singapore dollars. These are largely due to the strengthening of their currencies against the Singapore dollar compared to same quarter last year. Quarter-on-quarter, other income only increased by S$19,000 (US$11,000).

Equity in gain of unconsolidated affiliates relates to the Group's operations in Thailand and India. The Group recorded an equity gain from unconsolidated affiliates of S$100,000 (US$59,000) in this quarter compared to S$24,000 (US$14,000) from the same quarter last year. Quarter-on-quarter, the equity gain in unconsolidated affiliates shows an improvement of 138.1% mainly due to the increase in profit of both Thailand and India's operations.

Liquidity and Capital Resources

As of September 30, 2005, the Group held cash and cash equivalents of S$64.2 million (US$38.0 million). The Group generated a cash surplus of S$6.1 million (US$3.6 million) for first nine months of 2005.

Operating activities for the first nine months of 2005 generated cash of S$12.6 million (US$7.5 million). Of this, S$6.7 million (US$4.0 million) was used in investing activities, which were mainly acquisition of fixed asset. Cash provided by financing activities amounted to S$117,000 (US$69,000), primarily from the issue of ordinary shares through employees' exercises of stock options pursuant to PacNet's employee stock option plans.

Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements ("SAB 104"), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which PacNet will perform multiple revenue generating activities and EITF 00-21 became effective for PacNet's revenue arrangements commencing on or after June 15, 2003. The amount allocable to delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. As such, activation fee revenue is recognized upfront based on the fair value of the delivered items.

Network service costs

Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with the telecom companies and the frequency of disputes.

Bad debt

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate that an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate that an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement ("Settlement"), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement's terms on July 14, 2004. On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notice of the settlement to be provided to the settlement class, and (iii) a final fairness hearing. On August 31, 2005, the Court resolved the open issues and entered an order of preliminary approval of the Settlement and set deadlines for mailing of the class notice, publication of the advertisements in various U.S. newspapers and for the class members to exclude themselves from the settlement and to file objections or comments on the settlement. The final fairness hearing for approval of the Settlement has been scheduled for April 24, 2006. Despite the preliminary approval, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases "focus cases" intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have sought review of that decision.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been, and will be, subject to discovery obligations that non-focus case issuers are not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995", some of these may be identified by the use of words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of September 30, 2005 With Comparative Amounts from December 31, 2004

	31-Dec-04	30-Sep-05	30-Sep-05
	S$'000	S$'000	US$'000

Cash and cash equivalents	57,964	64,236	38,012
Accounts receivable - net	25,174	27,013	15,985
Other receivables	8,532	9,311	5,510
Inventories	341	367	217

Total current assets	92,011	100,927	59,724

Investments	34	42	25
Fixed assets and website development costs- net	17,860	16,767	9,922
Goodwill and intangible assets - net	28,767	31,175	18,448
Other non-current assets	5,752	5,719	3,383

Total non-current assets	52,413	53,703	31,778

TOTAL ASSETS	144,424	154,630	91,502

Bank borrowings	2,526	2,475	1,465
Accounts payable	9,858	14,613	8,647
Other payables	37,393	35,498	21,006
Current portion of capital lease obligations	470	331	196

Total current liabilities	50,247	52,917	31,314

Capital lease obligations, less current portion	524	388	230
Other non-current and deferred liabilities	1,554	1,673	990

Total non-current liabilities	2,078	2,061	1,220

Minority interest	1,480	1,611	953

Shareholders' equity
Ordinary shares, S$2 par value	26,588	26,794	15,855
Additional paid-in capital and deferred compensation	97,566	97,903	57,934
Accumulated deficit and other comprehensive income	(33,535)	(26,656)	(15,774)

Total shareholders' equity	90,619	98,041	58,015

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	144,424	154,630	91,502

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Nine months ended Sep 30,

	Jun 30, 2005	Sep 30, 2004	Sep 30, 2005	2004	2005
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	7,766	9,382	7,140	30,181	22,966
Broadband access	21,121	20,394	21,215	59,422	62,939
Leased line access	5,380	5,183	5,433	15,878	16,063
Value added services	5,295	4,731	5,408	13,702	15,547
Commission revenues	1,782	1,519	1,700	4,803	4,890
Other revenues	1,083	916	581	3,197	2,535

Total net revenues	42,427	42,125	41,477	127,183	124,940

Operating costs and expenses
Cost of sales	19,452	18,639	19,349	56,719	57,581
Staff costs	12,111	12,172	12,522	38,123	36,563
Sales & marketing	1,387	1,414	811	4,362	4,314
* Other general & administrative	4,148	3,904	4,217	11,792	11,938
Depreciation & amortization	1,957	2,173	1,950	6,782	5,931
Allowance for doubtful accounts receivable	476	375	401	1,276	1,162

Total operating expenses	39,531	38,677	39,250	119,054	117,489

Operating income	2,896	3,448	2,227	8,129	7,451

Other income (expenses)
Net interest income	225	97	247	144	637
Net gain (loss) on foreign currency	153	(213)	33	(280)	222
Loss on disposal of fixed assets	(8)	(25)	(8)	(17)	(64)
Equity in gain of unconsolidated affiliates	42	24	100	138	272
* Others	94	124	153	299	229

Total other income	506	7	525	284	1,296

Income before income taxes and minority interest	3,402	3,455	2,752	8,413	8,747
Provision for income taxes	(735)	(802)	(544)	(2,445)	(2,079)

	2,667	2,653	2,208	5,968	6,668

Minority interest in gain of consolidated subsidiaries	(20)	(11)	(103)	(58)	(133)

Income before extraordinary item	2,647	2,642	2,105	5,910	6,535
Extraordinary item	-	-	-	743	-

Net income	2,647	2,642	2,105	6,653	6,535

Net income from continuing operations per share - basic	$0.1990	$0.1992	$0.1576	$0.4469	$0.4907

Net income per share - basic	$0.1990	$0.1992	$0.1576	$0.5031	$0.4907

Net income from continuing operations per share - diluted [1]	$0.1990	$0.1992	$0.1570	$0.4384	$0.4889

Net income per share - diluted [1]	$0.1990	$0.1992	$0.1570	$0.4935	$0.4889

Weighted average number of shares outstanding - basic	13,299,525	13,265,822	13,358,486	13,223,236	13,317,836

Weighted average number of shares outstanding - diluted [1]	13,299,525	13,265,822	13,406,045	13,480,284	13,366,224

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.
*	Certain comparative figures have been reclassified to conform with current quarter's presentation.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Nine months ended Sep 30,

	Jun 30, 2005	Sep 30, 2004	Sep 30, 2005	2004	2005
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	4,596	5,552	4,225	17,860	13,590
Broadband access	12,498	12,068	12,555	35,163	37,244
Leased line access	3,185	3,067	3,215	9,396	9,505
Value added services	3,133	2,800	3,200	8,108	9,200
Commission revenues	1,055	899	1,006	2,842	2,894
Other revenues	641	542	344	1,892	1,500

Total net revenues	25,108	24,928	24,545	75,261	73,933

Operating costs and expenses
Cost of sales	11,511	11,030	11,449	33,564	34,074
Staff costs	7,167	7,203	7,409	22,559	21,636
Sales & marketing	821	837	481	2,581	2,553
* Other general & administrative	2,455	2,310	2,496	6,979	7,063
Depreciation & amortization	1,157	1,286	1,155	4,013	3,510
Allowance for doubtful accounts receivable	282	222	237	755	688

Total operating expenses	23,393	22,888	23,227	70,451	69,524

Operating income	1,715	2,040	1,318	4,810	4,409

Other income (expenses)
Net interest income	133	57	146	85	377
Net gain (loss) on foreign currency	91	(126)	20	(166)	131
Loss on disposal of fixed assets	(5)	(15)	(5)	(10)	(38)
Equity in gain of unconsolidated affiliates	25	14	59	82	161
* Others	56	73	91	177	136

Total other income	300	3	311	168	767

Income before income taxes and minority interest	2,015	2,043	1,629	4,978	5,176
Provision for income taxes	(435)	(475)	(322)	(1,447)	(1,230)

	1,580	1,568	1,307	3,531	3,946

Minority interest in gain of consolidated subsidiaries	(12)	(7)	(61)	(34)	(79)

Income before extraordinary item	1,568	1,561	1,246	3,497	3,867
Extraordinary item	-	-	-	440	-

Net income	1,568	1,561	1,246	3,937	3,867

Net income from continuing operations per share - basic	$0.1178	$0.1179	$0.0932	$0.2645	$0.2904

Net income per share - basic	$0.1178	$0.1179	$0.0932	$0.2977	$0.2904

Net income from continuing operations per share - diluted [1]	$0.1178	$0.1179	$0.0929	$0.2594	$0.2893

Net income per share - diluted [1]	$0.1178	$0.1179	$0.0929	$0.2921	$0.2893

Weighted average number of shares outstanding - basic	13,299,525	13,265,822	13,358,486	13,223,236	13,317,836

Weighted average number of shares outstanding - diluted [1]	13,299,525	13,265,822	13,406,045	13,480,284	13,366,224

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.
[2]	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of Sep 30, 2005, which was S$1.6899 to US$1.00.
*	Certain comparative figures have been reclassified to conform with current quarter's presentation.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Period Ended September 30, 2005 With Comparative Amounts from September 30, 2004

	Nine months ended September 30,

	2004	2005	2005
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net income for the period	6,653	6,535	3,867
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	6,782	5,931	3,510
Loss on disposal of fixed assets	17	64	38
Fixed assets written off	20	4	2
Allowance for doubtful accounts receivable	1,276	1,162	688
Minority interest	58	133	79
Deferred income tax (benefit) provision	13	222	131
Amortization of deferred compensation	785	(22)	(13)
Equity in gain of unconsolidated affiliates	(138)	(272)	(161)
Extraordinary item	(743)	-	-
Changes in non-cash working capital items:
Accounts receivable	1,205	(3,001)	(1,776)
Prepaid expenses and other assets	285	(1,404)	(831)
Inventories	41	(26)	(15)
Accounts payable	2,974	4,755	2,814
Other payables / receivables	905	(1,437)	(848)

Cash provided by operating activities	20,133	12,644	7,485

INVESTING ACTIVITIES
Acquisition of fixed assets	(5,411)	(4,351)	(2,575)
Proceeds from sale of fixed assets	256	8	5
Purchase of intangible assets	(140)	(2,337)	(1,383)
Acquisition of minority interests	(300)	-	-

Cash used in investing activities	(5,595)	(6,680)	(3,953)

FINANCING ACTIVITIES
Bank repayments	(87)	(51)	(30)
Capital lease obligations	(343)	(397)	(235)
Proceeds from issuance of ordinary shares	1,363	565	334

Cash (used in) provided by financing activities	933	117	69

Increase in cash and cash equivalents	15,471	6,081	3,601

Cash and cash equivalents at beginning of period	41,905	57,964	34,300

Effect of exchange rate changes on cash and cash equivalents	(151)	191	111

Cash and cash equivalent at end of period	57,225	64,236	38,012